# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Baiya International Group Inc., CIK 0001944712
CUSIP: G07064101
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 5Q, No. 5 Golf Avenue, Guangpei Community, Guanlan Street, Longhua District, Shenzhen, China (F4), 518110
Date of event which requires filing of this statement: 03/06/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002067273

## Reporting persons
- Jun Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 828,400; aggregate amount beneficially owned 828,400 (6.627% of the class)
  Comment: Number in each of Rows 8 and 9 consists of 828,400 ordinary shares, $0.0001 par value per share ("Ordinary Shares") of the Issuer held by Dongsheng International Group Ltd. ("Dongsheng"). Jun Liu is the majority shareholder of Dongsheng owing 60.36% of the equity interests in Dongsheng and as such, may be deemed to be the beneficial owner of the securities held by Dongsheng.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.
- Lei Deng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 828,400; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 828,400 (6.627% of the class)
  Comment: Number in each of Rows 6 and 9 consists of 828,400 Ordinary Shares, held by Dongsheng. Lei Deng is the sole director of Dongsheng and as such, may be deemed to be the beneficial owner of the securities held by Dongsheng.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.
- Dongsheng International Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 828,400; sole dispositive power 0; shared dispositive power 828,400; aggregate amount beneficially owned 828,400 (6.627% of the class)
  Comment: Number in each of Rows 6, 8, and 9 consists of 828,400 Ordinary Shares held by Dengsheng. Lei Deng is the sole director of Dongsheng and Jun Liu is the majority shareholder of Dongsheng, owing 60.36% of the equity interests in Dongsheng.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.

## Item 1. Issuer
Name of issuer: Baiya International Group Inc.
Address of issuer's principal executive offices: 5Q, No. 5 Golf Avenue Guangpei Community, Guanlan Street Longhua District, Shenzhen, China 518110

## Item 2. Person Filing
Name of person filing:
Jun Liu
Lei Deng
Dongsheng International Group Ltd.
Address of principal business office or, if none, residence:
Jun Liu: No. 9 Huanshan Street, Zhongshan District, Dalian City, Liaoning Province, China
Lei Deng: No. 43, Xiaojiahe Street, High tech Zone, Chengdu City, Sichuan Province, China
Dongsheng International Group Ltd.: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands
Citizenship:
Jun Liu: China
Lei Deng: China
Dongsheng International Group Ltd.: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Jun Liu: 828,400
Lei Deng: 828,400
Dongsheng International Group Ltd.: 828,400
Percent of class:
Jun Liu: 6.627%
Lei Deng: 6.627%
Dongsheng International Group Ltd.: 6.627%
Sole power to vote or to direct the vote:
Jun Liu: 0
Lei Deng: 0
Dongsheng International Group Ltd.: 0
Shared power to vote or to direct the vote:
Jun Liu: 0
Lei Deng: 828,400
Dongsheng International Group Ltd.: 828,400
Sole power to dispose or to direct the disposition:
Jun Liu: 0
Lei Deng: 0
Dongsheng International Group Ltd.: 0
Shared power to dispose or to direct the disposition:
Jun Liu: 828,400
Lei Deng: 0
Dongsheng International Group Ltd.: 828,400

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jun Liu: /s/ Jun Liu, Jun Liu (05/19/2025)
- Lei Deng: /s/ Lei Deng, Lei Deng (05/19/2025)
- Dongsheng International Group Ltd.: /s/ Lei Deng, Lei Deng/Director (05/19/2025)